Exhibit 7.1

JOINT FILING STATEMENT

Each of Burrill Life Sciences Capital Fund, L.P.; Burrill Indiana Life Sciences Capital Fund, L.P.; Burrill & Company (Life Sciences GP), LLC; Burrill & Company (Indiana GP), LLC; and G. Steven Burrill hereby expresses its agreement that the attached Schedule 13G (and any amendments thereto) relating to the common stock of diaDexus, Inc. is filed on behalf of each of them.

Date: February 14, 2011

G. STEVEN BURRILL

By:	/s/ G. Steven Burrill

Name:	G. Steven Burrill

for himself, for and as Chief Executive Officer of Burrill & Company, LLC, manager of Burrill & Company (Life Sciences GP), LLC and Burrill & Company (Indiana GP) LLC, in their capacities as managers of Burrill Life Sciences Capital Fund, L.P. and Burrill Indiana Life Sciences Capital Fund, L.P. respectively.